                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Flotek Industries Inc.
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                   34339C 10 4
                                 (Cusip Number)

                                Mr. Walter Roach
                             3900 Thanksgiving Tower
                                 1601 Elm Street
                               Dallas, Texas 75201
                                 (214) 922-0135
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 7, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 56,145,572 shares, which constitutes approximately 52.9% of the 106,228,867 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 50,243,295 shares of Stock outstanding.

1.   Name of Reporting Person:

          TOSI, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                                         (a) [ ]

                                                                         (b) [X]

3.   SEC Use Only

4.   Source of Funds:  OO - See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             [ ]

6.   Citizenship or Place of Organization:   Texas


                           7.   Sole Voting Power:        27,992,786(1)
Number of
Shares
Beneficially               8.   Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.   Sole Dispositive Power:   -0-
Person
With
                           10.  Shared Dispositive Power: -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

          55,985,572(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [X]

13.  Percent of Class Represented by Amount in Row (11):  52.7%(3)

14.  Type of Reporting Person:  PN

----------

(1) Pursuant to the Designations, Preferences and Rights (the "Certificate of Designations") of the Issuer's Series A Convertible Preferred Stock (the "Series A Preferred"), the holders of shares of Series A Preferred generally are entitled to vote together with the holders of shares of the Stock as a single class and to cast a number of votes equal to the number of full shares of Stock into which the shares of Series A Preferred that they respectively hold are then convertible. Accordingly, acting through its sole general partner, TOSI, L.P. may be deemed to have the sole power to vote or to direct the vote of 27,992,786 shares of the Stock. See Item 6.

(2) Assumes exercise of all of the New Warrants and conversion of all of the shares of Series A Preferred beneficially owned by the Reporting Person into shares of the Stock. See Item 6.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 106,228,867 shares of the Stock outstanding.

1.   Name of Reporting Person:

          Pitman Property Corp.

2.   Check the Appropriate Box if a Member of a Group:

                                                                         (a) [ ]

                                                                         (b) [X]

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             [ ]

6.   Citizenship or Place of Organization:   Texas


                           7.      Sole Voting Power:        27,992,786(1)
Number of
Shares
Beneficially               8.      Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.      Sole Dispositive Power:   -0-
Person
With
                           10.     Shared Dispositive Power: -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

          55,985,572(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [X]

13.  Percent of Class Represented by Amount in Row (11):  52.7%(4)

14.  Type of Reporting Person:  CO

----------

(1) Pursuant to the Certificate of Designations, the holders of shares of Series A Preferred generally are entitled to vote together with the holders of shares of the Stock as a single class and to cast a number of votes equal to the number of full shares of Stock into which the shares of Series A Preferred that they respectively hold are then convertible. Accordingly, in its capacity as the sole general partner of TOSI, L.P., Pitman Property Corp. may be deemed to have the sole power to vote or to direct the vote of 27,992,786 shares of the Stock. See Item 6.

(2)      Solely in its capacity as the sole general partner of TOSI, L.P.

(3) Assumes exercise of all of the New Warrants and conversion of all of the shares of Series A Preferred beneficially owned by the Reporting Person into shares of the Stock. See Item 6.

(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 106,228,867 shares of the Stock outstanding.

1.   Name of Reporting Person:

          J. W. Beavers, Jr.

2.   Check the Appropriate Box if a Member of a Group:

                                                                         (a) [ ]

                                                                         (b) [X]

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             [ ]

6.   Citizenship or Place of Organization:   USA


                           7.      Sole Voting Power:        27,992,786(1)
Number of
Shares
Beneficially               8.      Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.      Sole Dispositive Power:   -0-
Person
With
                           10.     Shared Dispositive Power: -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

          55,985,572(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [X]

13.  Percent of Class Represented by Amount in Row (11):  52.7%(4)

14.  Type of Reporting Person: IN

----------

(1) Pursuant to the Certificate of Designations, the holders of shares of Series A Preferred generally are entitled to vote together with the holders of shares of the Stock as a single class and to cast a number of votes equal to the number of full shares of Stock into which the shares of Series A Preferred that they respectively hold are then convertible. Accordingly, in his capacity as the President and controlling person of the sole general partner of TOSI, L.P., J. W. Beavers may be deemed to have the sole power to vote or to direct the vote of 27,992,786 shares of the Stock. See Item 6.

(2) Solely in his capacity as the President of Pitman Property Corp., which is the sole general partner of TOSI, L.P.

(3) Assumes exercise of all of the New Warrants and conversion of all of the shares of Series A Preferred beneficially owned by the Reporting Person into shares of the Stock. See Item 6.

(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 106,228,867 shares of the Stock outstanding.


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


1.   Name of Reporting Person:

          David S. Hunt

2.   Check the Appropriate Box if a Member of a Group:

                                                                         (a) [ ]

                                                                         (b) [X]

3.   SEC Use Only

4.   Source of Funds:  See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             [ ]

6.   Citizenship or Place of Organization:   USA


                           7.      Sole Voting Power:        160,000
Number of
Shares
Beneficially               8.      Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.      Sole Dispositive Power:   160,000
Person
With
                           10.     Shared Dispositive Power: -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

          160,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [X]

13.  Percent of Class Represented by Amount in Row (11):  0.3%

14.  Type of Reporting Person: IN

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated November 10, 1997, as amended by Amendment No. 1 thereto dated November 9, 1998, by Amendment No. 2 thereto dated March 2, 1999, and by Amendment No. 3 thereto dated March 5, 1999, relating to the common stock, no par value per share (the "Stock"), of Flotek Industries Inc., an Alberta corporation (the "Issuer").

Item 1.   SECURITY AND ISSUER.

         No material change.

Item 2.   IDENTITY AND BACKGROUND.

         No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 hereby is amended in its entirety to read as follows:

         Except where a reference to Canadian currency is indicated by the use of the prefix "CDN," all currency references in this Schedule 13D are to the lawful moneys of the United States of America.

         The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

         REPORTING PERSON     SOURCE OF FUNDS          AMOUNT OF FUNDS
              TOSI          Contributions from          $1,589,783(1)
                                 Partners

              Pitman        Not Applicable              Not Applicable

              JWB           Not Applicable              Not Applicable

              DSH           (2)                         $   37,500(2)

         (1) Of this amount, (i) $750,000 represents the funds that were used to acquire the convertible promissory note evidencing the Loan, the outstanding principal balance and accrued but unpaid interest of which was exchanged for
839.792 Units, and (ii) $839,783 represents the funds to be used to acquire 27,992,786 shares of the Stock pursuant to the exercise of all of the New Warrants and assumes exercise of all of the New Warrants. See Item 6.

         (2) In connection with the transactions described in Item 6 of the
Schedule 13D, the Issuer paid DSH a finder's fee of $37,500 in the form of 350,000 shares of the Stock at a deemed price of CDN$0.15 (approximately $0.107, based on an assumed currency exchange rate of CDN$1.40 per $1.00 at the time of the payment) per share of Stock.

Item 4.   PURPOSE OF TRANSACTION.

         No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and (b) hereby are amended in their entirety to read as follows:

         (a)

         TOSI

         The aggregate number of shares of the Stock that TOSI owns beneficially, pursuant to Rule 13d-3 of the Act, is 55,985,572, which constitute approximately 52.7% of the 106,228,867 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         Pitman

         Because of its position as the sole general partner of TOSI, Pitman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 55,985,572 shares of the Stock, which constitute approximately 52.7% of the 106,228,867 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         JWB

         Because of his position as President and controlling person of the sole general partner of TOSI, JWB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 55,985,572 shares of the Stock, which constitute approximately 52.7% of the 106,228,867 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         DSH

         Pursuant to Rule 13d-3 of the Act, DSH beneficially owns 160,000 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         TOSI

         Pursuant to the Designations, Preferences and Rights (the "Certificate of Designations") of the Issuer's Series A Convertible Preferred Stock (the "Series A Preferred"), the holders of shares of Series A Preferred generally are entitled to vote together with the holders of shares of the Stock as a single class and to cast a number of votes equal to the number of full shares of Stock into which the shares of Series A Preferred that they respectively hold are then convertible. Accordingly, acting through its sole general partner, TOSI may be deemed to have the sole power to vote or to direct the vote of 27,992,786 shares of the Stock.

         Pitman

         Pursuant to the Certificate of Designations, the holders of shares of Series A Preferred generally are entitled to vote together with the holders of shares of the Stock as a single class and to cast a number of votes equal to the number of full shares of Stock into which the shares of Series A Preferred that they respectively hold are then convertible. Accordingly, in its capacity as the sole general partner of TOSI, Pitman may be deemed to have the sole power to vote or to direct the vote of 27,992,786 shares of the Stock.

         JWB

         Pursuant to the Certificate of Designations, the holders of shares of Series A Preferred generally are entitled to vote together with the holders of shares of the Stock as a single class and to cast a number of votes equal to the number of full shares of Stock into which the shares of Series A Preferred that they respectively hold are then convertible. Accordingly, in his capacity as the President and controlling person of the sole general partner of TOSI, JWB may be deemed to have the sole power to vote or to direct the vote of 27,992,786 shares of the Stock.

         DSH

         DSH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,000 shares of the Stock.

         Item 5(c) hereby partially is amended by adding at the end thereof the following:

         During the past sixty (60) days, the Reporting Persons have sold shares of the Stock in the over-the-counter market as follows:

Reporting Person           Date             Number of Shares Sold      Price Per Share
         DSH               08/15/00                15,000                   $0.095

         (d) - (e)

         No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 hereby partially is amended by adding at the end thereof the following:

         On September 7, 2000, the Issuer entered into a Securities Purchase and Exchange Agreement dated as of April 30, 2000 with all of the holders of the Issuer's Senior Notes and Existing Warrants, as defined therein (the "Exchange Agreement"). Pursuant to the Exchange Agreement, each holder of the Issuer's Senior Notes and Existing Warrants, including TOSI (the "Surrendering Holders"), surrendered all of its Senior Notes and Existing Warrants in exchange for Units, each consisting of (i) one share of the Issuer's Series A Convertible Preferred Stock (the "Series A Preferred"), currently convertible into 33,333 shares of the Stock, and (ii) warrants (the "New Warrants") to purchase 33,333 shares of the Stock at a current exercise price of $0.03 per share (the "Exchange"). In the Exchange, TOSI surrendered the Note and the Warrants in exchange for 839.792 Units.

         The New Warrants currently entitle TOSI to acquire up to 27,992,786 shares of the Stock at the exercise price of $0.03 per share. The New Warrants are exercisable, at TOSI's option, at any time and from time to time until August 31, 2010. Other than as set forth above, the terms and conditions of New Warrants are substantially the same as those of the Warrants.

         In connection with the Exchange, the Registration Rights Agreement was terminated and, in lieu thereof, the Issuer, TOSI and the other Surrendering Holders entered into a new Registration Rights Agreement dated as of April 30, 2000 (the "New Registration Rights Agreement"). Pursuant to the New Registration Rights Agreement, the Issuer granted registration rights with respect to the shares of Stock issuable upon conversion of the Series A Preferred and upon exercise of the New Warrants that, as to TOSI, are substantially the same as those granted in the Registration Rights Agreement, except that TOSI is no longer limited to two demands for registration of the Registrable Securities under the Act (or, alternatively, for qualification of the Registrable Securities for distribution pursuant to the securities laws of the provinces of British Columbia or Ontario) at the Issuer's expense during the six-year term thereof.

         The descriptions of the Exchange Agreement, the New Warrants and the New Registration Rights Agreement set forth herein are not, and do not purport to be, complete, and are qualified in their entirety by reference to such agreements and instruments, copies of the forms of which are filed herewith as Exhibits 10.8, 10.9 and 10.10. Reference is made to the "Name/Structure Change Alberta Corporation - Registration Statement" that the Issuer filed with the Province of Alberta on August 31, 2000 for a complete description of all of the rights and preferences of the Series A Preferred.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 hereby partially is amended by adding to the end thereof the following:

Exhibit 10.8  --  Form of Securities Purchase and Exchange Agreement dated as of
                  April 30, 2000 by and among Flotek Industries Inc., TOSI, L.P. and the other signatories thereto

Exhibit 10.9  --  Form of Warrant to Purchase Common Stock of Flotek Industries
                  Inc. issued to TOSI, L.P.

Exhibit 10.10 --  Form of Registration Rights Agreement dated as of April 30,
                  2000 by and among Flotek Industries Inc., TOSI, L.P. and the other signatories thereto

Exhibit 99.1  --  Agreement pursuant to Rule 13d-1(f)(1)(iii)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: October 12, 2000


                                            /s/ DAVID S. HUNT
                                            ------------------------------------
                                            David S. Hunt, individually and as
                                            attorney-in-fact for:


                                            TOSI, L.P.(1)
                                            PITMAN PROPERTY CORP.(2)
                                            J. W. BEAVERS, JR.(3)


(1) A power of attorney authorizing David S. Hunt to act on behalf of TOSI, L.P. previously has been filed with the Commission.

(2) A power of attorney authorizing David S. Hunt to act on behalf of Pitman Property Corp. previously has been filed with the Commission.

(3) A power of attorney authorizing David S. Hunt to act on behalf of J. W. Beavers, Jr. previously has been filed with the Commission.

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
------            -----------
10.1              Convertible Loan Agreement, previously filed as Exhibit 99.2 with the Schedule 13D Statement dated November 10, 1997.

10.2              Registration Rights Agreement, previously filed as Exhibit 99.3 with the Schedule 13D Statement dated November 10, 1997.

10.3              Lock-Up Agreement, previously filed as Exhibit 99.4 with the Schedule 13D Statement dated
                  November 10, 1997.

10.4              Warrants, previously filed as Exhibit 99.5 with the Schedule 13D Statement dated November 10,
                  1997.

10.5              Agreement for Extension and Amendment of Loan Agreement, Promissory Note and Warrant dated
                  November 2, 1998, to be effective as of October 16, 1998, by and among Flotek Industries Inc.,
                  Petrovalve International, Inc., Petrovalve, Inc., Turbeco, Inc., USA Petrovalve, Inc. and TOSI,
                  L.P., previously filed with Amendment No. 1 to the Schedule 13D Statement dated November 9,
                  1998.

10.6              Agreement for Second Extension and Amendment of Loan Documents dated February 24, 1999, to be effective as of January 14, 1999, by and among Flotek Industries Inc., Petrovalve
                  International, Inc., Petrovalve, Inc., Turbeco, Inc., USA Petrovalve, Inc. and TOSI, L.P.,
                  previously filed with Amendment No. 2 to the Schedule 13D Statement dated March 2, 1999.

10.7              Intercreditor Agreement dated as of February 24, 1999, by and between Chisholm Energy Partners,
                  L.L.C. and TOSI, L.P., previously filed with Amendment No. 2 to the Schedule 13D Statement dated March 2, 1999.

10.8              Form of Securities Purchase and Exchange Agreement dated as of April 30, 2000 by and among
                  Flotek Industries Inc., TOSI, L.P. and the other signatories thereto, filed herewith.

10.9              Form of Warrant to Purchase Common Stock of Flotek Industries Inc. issued to TOSI, L.P., filed herewith.

10.10             Form of Registration Rights Agreement dated as of April 30, 2000 by and among Flotek Industries
                  Inc., TOSI, L.P. and the other signatories thereto, filed herewith.

24.1              Power of Attorney of TOSI, L.P., previously filed with the Schedule 13D Statement dated
                  November 10, 1997.

24.2              Power of Attorney of Pitman Property Corp., previously filed with the Schedule 13D Statement dated November 10, 1997.

24.3              Power of Attorney of J. W. Beavers, Jr., previously filed with the Schedule 13D Statement dated
                  November 10, 1997.

99.1              Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.